1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 14, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Second Quarter EPS of NT$2.80

Hsinchu, Taiwan, R.O.C., July 14, 2016 -- TSMC today announced consolidated revenue of NT$221.81 billion, net income of NT$72.51 billion, and diluted earnings per share of NT$2.80 (US$0.43 per ADR unit) for the second quarter ended June 30, 2016.

Year-over-year, second quarter revenue increased 8.0% while net income and diluted EPS both decreased 8.7%. If the non-recurring gains in second quarter of 2015 were excluded, the second quarter 2016 net income and diluted EPS would have both increased by 17.2% year-over-year. Compared to first quarter 2016, second quarter results represent a 9.0% increase in revenue, and an 11.9% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue was $6.84 billion, which increased 11.4% from the previous quarter and increased 2.7% year-over-year.

Gross margin for the quarter was 51.5%, operating margin was 41.2%, and net profit margin was 32.7%.

Shipments of 16/20-nanometer accounted for 23% of wafer revenues, and 28-nanometer process technology accounted for 28% of total wafer revenues. Advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 51% of total wafer revenues.

“Second quarter results exceeded the high end of our guidance given three months earlier mainly due to demand increases in mid- and low-end smartphone segments and customer inventory restocking,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “We expect our business in the third quarter will benefit from new product launches by major mobile device customers as well as continued inventory restocking by our customers. Based on our current business outlook and exchange rate assumption of 1 US dollar to 32.30 NT dollars, management expects overall performance for third quarter 2016 to be as follows”:

•	Revenue is expected to be between NT$254 billion and NT$257 billion;

•	Gross profit margin is expected to be between 50% and 52%;

•	Operating profit margin is expected to be between 39.5% and 41.5%.

The management also states 2016 capital budget to be between US$9.5 billion and 10.5 billion.

TSMC’s 2016 second quarter consolidated results :

(Unit: NT$ million, except for EPS)
	2Q16 Amount[a]		2Q15 Amount		YoY Inc. (Dec.) %	1Q16 Amount		QoQ Inc. (Dec.) %
Net sales	221,810		205,440		8.0	203,495		9.0
Gross profit	114,334		99,705		14.7	91,338		25.2
Income from operations	91,321		77,069		18.5	70,467		29.6
Income before tax	93,406		98,132		(4.8)	72,256		29.3
Net income	72,506		79,417		(8.7)	64,782		11.9
EPS (NT$)	2.80	[b]	3.06	[b]	(8.7)	2.50	[b]	11.9

a:	2Q2016 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2016 is expected to reach above 10 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB® facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com